N61 W23044 Harry's Way
Sussex, Wisconsin 53089-3995

November 4, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594

Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Quad/Graphics, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, which was filed with the Securities and Exchange Commission on November 4, 2015.

Sincerely,

QUAD/GRAPHICS, INC.

By:	/s/ Jennifer J. Kent
Jennifer J. Kent
Executive Vice President of Administration and General Counsel and Secretary